VANAHEIM SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023

VANAHEIM SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023

C O N T E N T S

	Page
Facing Page	1
Oath or Affirmation	2
Report of Independent Registered Public Accounting Firm on Statement of Financial Condition	3
Financial Statement:	
Statement of Financial Condition	4
Notes to Statement of Financial Condition	5-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70891

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **January 1, 2023** AND ENDING **December 31, 2023**
MM/DD/YY — MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **VANAHEIM SECURITIES, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
425 SOUTH FINANCIAL PLACE, STE. 3200
(No. and Street)

Chicago	**Illinois**	**60605**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris Mellee	**(312) 379-0200**	chris.mellee@valkyrietrading.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jesser, Ravid, Jason, Basso and Farber, LLP
(Name – if individual, state last, first, and middle name)

230 W. Monroe St., Ste. 2300	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

11/05/2003	851
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Chris Mellee, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of VANAHEIM SECURITIES, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ROSALIA MAIDA DIBENEDETTO
Official Seal
Notary Public - State of Illinois
My Commission Expires Dec 1, 2025

Rosalia Maida DiBenedetto 2-28-2024

Signature:

Title:
CEO

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JESSER, RAVID, JASON, BASSO AND FARBER LLP

230 W. Monroe St., Suite 2300
Chicago, IL 60606

Office: (312) 782-4710
Fax: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON STATEMENT OF FINANCIAL CONDITION

To the Member of
Vanaheim Securities, LLC
Chicago, IL

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Vanaheim Securities, LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Vanaheim Securities, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Vanaheim Securities, LLC's management. Our responsibility is to express an opinion on Vanaheim Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Vanaheim Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Jesser, Ravid, Jason, Basso and Farber, LLP

We have served as Vanaheim Securities, LLC's auditor since 2022.

Chicago, IL

February 27, 2024

VANAHEIM SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

Cash	$	736,092
Due from clearing broker		4,395,510
Securities owned, at fair value		35,688,459
Rebates receivable		111,897
Membership, at fair value		22,500
Equipment, net		77,145
Prepaid expenses		31,890
	$	41,063,493

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:

Securities sold, not yet purchased, at fair value	$	32,329,594
Interest payable, net		8,081
Accounts payable and accrued expenses		416,062
Due to affiliate		12,033
		32,765,770
Member's Capital		8,297,723
	$	41,063,493

See Notes To Statement of Financial Condition.

VANAHEIM SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. **Organization:**

   Vanaheim Securities, LLC (the Company) was organized under the Illinois Limited Liability Company Act under its original name, Valkyrie Securities, LLC, on March 11, 2016. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) whose business operations consist of market making and proprietary trading activities in exchange-traded derivative financial instruments. The Company does not trade on behalf of customers, effects transactions only with other broker dealers, and clears and carries its trading accounts with a registered clearing firm. The Company is a member of the Chicago Board Options Exchange (CBOE). The Company is a wholly-owned subsidiary of Valkyrie Holdings LLC.

2. **Significant Accounting Policies:**

   The Company follows accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition.

   The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

   The Company maintains cash in a bank account insured by the Federal Deposit Insurance Corporation (FDIC). The insurance is currently limited to $250,000. During 2023, the account, at times, may have exceeded its insured limit; however, no losses have been incurred on the account.

   Derivative transactions are recorded on a trade-date basis. All positions in derivatives are stated at fair value. Fair value is generally based on published market prices. See Notes 4 and 5.

   Interest receivable and payable are recognized on an accrual basis.

   As of January 1, 2023, the Company adopted a new accounting standard under U.S. GAAP that replaced the incurred loss model for measuring the allowance for credit losses with a new model that reflects current expected credit losses (CECL) that are expected to occur over the lifetime of the underlying receivable. The CECL methodology is applicable to financial assets that are measured at amortized cost, including rebates receivable. The Company adopted the change in accounting for credit losses using a modified retrospective method which requires recognition of a cumulative effect adjustment, if any, to the opening balance of member's capital as of January 1, 2023. The adoption of the new standard did not require a cumulative effect adjustment to member's capital as of January 1, 2023.

2. **Significant Accounting Policies: - continued:**

Rebates receivable are stated at the amount the Company expects to collect. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments - Credit losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the statement of financial condition that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit loss expense. Management determined that an allowance for credit losses was not necessary at December 31, 2023. The allowance for credit losses may change in future years, based on collection history.

The membership pertains to the Company's Chicago Mercantile Exchange (CME) IOM membership. The membership is readily marketable and carried at the last sale price of 2023.

The Company is not liable for federal income taxes as the Member recognizes the Company's income or loss on its personal tax returns. For 2023, the Company is exempt from Illinois Replacement Tax as it qualifies as an Investment Partnership pursuant to guidelines set by the Illinois Department of Revenue. Accordingly, no provision for income taxes has been made in this financial statement. FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the statement of financial condition. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax asset or liability in the current year. As of December 31, 2023, management has determined that there are no material uncertain income tax positions. The Company is not subject to examination by United States federal and state tax authorities for tax years before 2020.

Management has evaluated subsequent events through February 27, 2024, the date on which the financial statement was available to be issued. See Note 11.

VANAHEIM SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

3. Due from/to Clearing Broker:

The balance due from/to the clearing broker includes net receivables and payables for settled trades, cash and margin balances held at the clearing broker, and open trade equity on options and futures contracts. The Company earns or pays interest from/to its clearing broker based upon the U.S. 1 Month Treasury Bill rate computed on a daily basis on credit/debit balances. Amounts due from/to the clearing broker at December 31, 2023 consists of cash and margin accounts totaling $4,865,124 and open trade equity of $(469,614). Amounts payable, if any, to the clearing broker and securities sold, not yet purchased, are collateralized by cash and securities owned and on deposit with the clearing broker.

4. Derivative Financial Instruments:

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate. These financial instruments generally include exchange-traded option contracts, futures contracts, and options on futures contracts. The Company's derivative activities are limited to those involving index options and futures contracts. The Company uses derivative financial instruments as part of its trading activities and its overall risk management process. These derivative contracts are recorded in the statement of financial condition as assets and liabilities measured at fair value. The Company does not consider any derivative instruments to be hedging instruments, as defined in FASB ASC 815, Derivatives and Hedging. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments.

At December 31, 2023, the Company's derivative activities had the following impact on the statement of financial condition:

STATEMENT OF FINANCIAL CONDITION:

	Fair Value
Due to clearing broker:	
Open trade equity	$ 469,614
Derivatives owned:	
Options on futures contracts	$ 19,426,453
Index options	16,262,006
	$ 35,688,459
Derivatives sold, not yet purchased:	
Options on futures contracts	$ 21,548,131
Index options	10,781,463
	$ 32,329,594

4. Derivative Financial Instruments: - continued:

For the year ended December 31, 2023, the monthly average volume of derivative contracts bought and sold was approximately 954,700.

5. Fair Value of Financial Instruments:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market.

Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs and used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets of liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurement techniques used by the Company are consistent with the market, income and cost approach, as specified by FASB ASC 820. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy prioritizes the input to valuation techniques used to measure fair value into three broad levels:

- Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments considered as Level 1 include listed debt and equity securities and listed derivatives.
- Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly. Fair value is determined through the use of models or other valuation methodologies. The inputs taken into consideration by the Company are quotes received from outside brokers, maturity of securities, value of underlying securities, etc. Investments which are generally included in this category include certain corporate bonds and loans, less-liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

8

5. Fair Value of Financial Instruments - continued:

- **Level 3.** Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment of estimation. Investments that are generally included in this category include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023.

	Level 1	Level 2	Level 3	Total
Open trade equity	$ (469,614)	$ -	$ -	$ (469,614)
Derivative options owned, at fair value	35,688,459	-	-	35,688,459
Derivative options sold, not yet purchased, at fair value	32,329,594	-	-	32,329,594

Substantially all of the Company's assets are considered financial instruments, and are either reflected at fair values, or are short-term or replaceable on demand. Therefore, carrying amounts approximate fair values.

6. Equipment:

Equipment is recorded at cost of $85,623 less accumulated depreciation of $8,478 on the statement of financial condition. The Company depreciates these assets on a straight-line basis over five years with zero salvage value.

7. Guarantees:

Indemnifications: In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve futures claims that may be made against the Company regarding

7. Guarantees - continued:

circumstances that have not yet occurred. However, management considers the likelihood of a material loss related to these agreements to be remote.

8. Financial Instruments with Off-Balance Sheet Risk:

In connection with its market-making and proprietary trading activities, the Company enters into various transactions involving derivative financial instruments, primarily exchange-traded index options and futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk: Market risk is the potential change in an instrument's value caused by fluctuations in equity prices, interest and currency exchange rates, credit spreads, and other risks. Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2023 at the fair value of the related securities and would incur a loss if the fair value of the securities were to increase subsequent to December 31, 2023.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market

VANAHEIM SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

8. **Financial Instruments with Off-Balance Sheet Risk - continued:**

   movements or the margin requirements of the individual exchanges.

   Concentration of credit risk: The Company's trades are cleared through Marex Capital Markets, Inc., the Company's clearing broker. In the event this counterparty does not fulfill its obligation, the Company may be exposed to risk. The risk of default also depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

9. **Net Capital Requirements:**

   The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10 to 1. Under this rule, the Company is typically required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2023, the Company had net capital of $8,054,291, which was $7,954,291 in excess of its required net capital.

10. **Related Party Transactions:**

    The Company's payroll function is handled exclusively by an affiliate, Valkyrie Trading, LLC (Valkyrie). Reimbursement payments are made to Valkyrie based on the Company's share of payroll-related expenses. The Company also reimbursed Valkyrie for various expenses paid on its behalf, including rent, utilities, information technology, CME related costs, and office and administrative services. The balance due to the affiliate as a result of these expenses is separately stated in the statement of financial condition.

11. **Subsequent Events:**

    Subsequent to December 31, 2023, the Company had capital withdrawals of $800,000.